Filed pursuant to Rule 433 Issuer Free Writing Prospectus, dated October 29, 2013 Registration No. 333-175791

Investor Contact: Mark Kimbrough (615) 344-2688	FOR IMMEDIATE RELEASE Media Contact: Ed Fishbough (615) 344-2810

HCA Announces 30 Million Share Sponsor Secondary Offering

and Concurrent Company $500 Million Share Repurchase from

Sponsors

NASHVILLE, Tenn.—(BUSINESS WIRE) —Oct. 29, 2013— HCA Holdings, Inc. (the “Company”) (NYSE: HCA) today announced that certain of its stockholders, consisting principally of affiliates of, or funds sponsored by, Bain Capital Partners, LLC and Kohlberg Kravis Roberts & Co. (the “Selling Stockholders”), intend to offer for sale in an underwritten secondary offering 30 million shares of its common stock pursuant to the Company’s shelf registration statement filed with the Securities and Exchange Commission. The Selling Stockholders will receive all of the proceeds from this offering. No shares are being sold by management or the Company. The last reported sale price of the Company’s common stock on October 29, 2013 was $47.34 per share. The offering is expected to close on November 1, 2013, subject to customary closing conditions.

Conditional upon and concurrent with the closing of the offering, the Company has agreed to repurchase approximately $500 million of additional shares of its common stock from the Selling Stockholders at the net offering price.

Goldman, Sachs & Co. will act as underwriter for the offering.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at: www.sec.gov. Alternatively, copies of the prospectus supplement and accompanying prospectus relating to the offering, when available, may be obtained from:

Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282, telephone at (866) 471-2526, or by facsimile at (212) 902-9316 or by emailing prospectus-ny@ny.email.gs.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws, which involve risks and uncertainties. Forward-looking statements include statements that do not relate solely to historical facts and can be identified by the use of words like “may,” “believe,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “initiative” or “continue.” These forward-looking statements are based on our current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond our control, which could significantly affect current plans and expectations and our future financial position and results of operations. These factors include, but are not limited to, (1) the impact of our substantial indebtedness and the ability to refinance such indebtedness on acceptable terms, (2) the effects related to the implementation of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the “Health Reform Law”), possible delays in or complications related to implementation of the Health Reform Law, the possible enactment of additional federal or state health care reforms and possible changes to the Health Reform Law and other federal, state or local laws or regulations affecting the health care industry, (3) the effects related to the continued implementation of the sequestration spending reductions required under the Budget Control Act of 2011 (the “BCA”) and the potential for future deficit reduction legislation that may alter BCA-mandated spending reductions, which include cuts to Medicare payments, or create additional spending reductions, (4) increases in the amount and risk of collectability of uninsured accounts and deductibles and copayment amounts for insured accounts, (5) the ability to achieve operating and financial targets, and attain expected levels of patient volumes and control the costs of providing services, (6) possible changes in the Medicare, Medicaid and other state programs, including Medicaid upper payment limit programs or waiver programs, that may impact reimbursements to health care providers and insurers, (7) the highly competitive nature of the health care business, (8) changes in service mix, revenue mix and surgical volumes, including potential declines in the population covered under managed care agreements, the ability to enter into and renew managed care provider agreements on acceptable terms and the impact of consumer driven health plans and physician utilization trends and practices, (9) the efforts of insurers, health care providers and others to contain health care costs, (10) the outcome of our continuing efforts to monitor, maintain and comply with appropriate laws, regulations, policies and procedures, (11) increases in wages and the ability to attract and retain qualified management and personnel, including affiliated physicians, nurses and medical and technical support personnel, (12) the availability and terms of capital to fund the expansion of our business and improvements to our existing facilities, (13) changes in accounting practices, (14) changes in general economic conditions nationally and regionally in our markets, (15) future divestitures which may result in charges and possible impairments of long-lived assets, (16) changes in business strategy or development plans, (17) delays in receiving payments for services provided, (18) the outcome of pending and any future tax audits, appeals and litigation associated with our tax positions, (19) potential adverse impact of known and unknown government investigations, litigation and other claims that may be made against us, (20) our ongoing ability to demonstrate meaningful use of certified electronic health record technology and recognize income for the related Medicare or Medicaid incentive payments, and (21) other risk factors described in our annual report on Form 10-K for the year ended December 31, 2012 and our other filings with the Securities and Exchange Commission. Many of the factors that will determine our future results are beyond our ability to control or predict. In light of the significant uncertainties inherent in the forward-looking statements contained herein, readers should not place undue reliance on forward-looking statements, which reflect management’s views only as of the date hereof. We undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Source: HCA Holdings, Inc.

HCA Holdings, Inc.

Investor Contact:

Mark Kimbrough, 615-344-2688

or

Media Contact:

Ed Fishbough, 615-344-2810